SONOMAWEST
H O L D I N G S  I N C

Walker R. Stapleton
President

January 30, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Attention:	Howard Efron
Staff Accountant

Re:	SonomaWest Holdings, Inc.
Form 4.01 Form 8-K
Filed January 23, 2007
File No. 000-01912

Dear Mr. Efron:

I hereby submit this letter on behalf of SonomaWest Holdings, Inc. (the "Company") in response to your letter dated January 24, 2007 concerning the above-referenced material.

Form 8-K Filed January 23, 2007

1.    We note that you have engaged Macias Gini & O'Connell LLP as your independent public auditor.  It appears to us that there may have been a change at the auditing firm recently as the registered name with the PCAOB does not match exactly with the firm name listed above.  Please tell us the nature of the change at Macias Gini & O'Connell LLP and when they anticipate having their registration with the PCAOB effective.

Response:  We have been informed by Macias Gini & O'Connell LLP (MGO) that the change in name from Macias Gini & Company LLP was a change only in the firm name based on an internal decision and not the result of any merger, acquisition, partnership restructuring or similar transaction.  In conjunction with the change, they have indicated to us that they notified the PCAOB of the new name.  Additionally, they noted that there was, and continues to be, no formal guidance on the appropriate notification process in such situations.  Based on your comment they have contacted the PCAOB, requested guidance on what additional information the PCAOB requires to recognize the name change, and have submitted such information.  MGO has indicated to us that they believe that their registration  should be currently effective.

1600 Broadway Suite 2400, Denver, CO 80202
Ph: 303 542-1914 • Fax: 303-548-1976

United States Securities and Exchange Commission
January 30, 2007

In connection with responding to the SEC’s comment, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these matters. If you have any questions, please feel free to contact me at 303-542-1974.

Very truly yours,

/s/ Walker R. Stapleton
Walker R. Stapleton, CFO

cc:	Mr. Scott Hammon
Mr. Ronald R. Levine